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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                               Software 2000, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    834047102
                    -----------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 pages

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CUSIP NO.  834047102                13G                PAGE   2   OF   6   PAGES
--------------------                                   -------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert A. Pemberton

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  / /

      Not Applicable.                                           (b)  / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                 5  SOLE VOTING POWER

    NUMBER OF       2,487,063

     SHARES     ----------------------------------------------------------------
                 6  SHARED VOTING POWER
   BENEFICIALLY
                    189,400
    OWNED BY
                ----------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER

    REPORTING       2,487,063

     PERSON     ----------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
      WITH
                    189,400

--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,676,463

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      22.5%

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON *

      IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.

      (a)     Name of Issuer.

              Software 2000, Inc.

      (b)     Address of Issuer's Principal Executive Offices.

              25 Communications Way, Hyannis, MA  02601

ITEM 2.

      (a)     Name of Person Filing.

              Robert A. Pemberton

      (b)     Address of Principal Business Office, or, if none, Residence.

              c/o    Software 2000, Inc.
                     25 Communications Way
                     Hyannis, MA  02601

      (c)     Citizenship.

              United States

      (d)     Title of Class of Securities.

              Common Stock, $.01 par value

      (e)     CUSIP Number.

              834047102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)     __   Broker or Dealer registered under Section 15 of the Act

      (b)     __   Bank as defined in Section 3(a)(6) of the Act

      (c)     __   Insurance Company as defined in Section 3(a)(19) of the Act

      (d)     __   Investment Company registered under Section 8 of the
                   Investment Company Act


                                Page 3 of 6 pages
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      (e)     __   Investment Advisor registered under Section 203 of the
                   Investment Advisers Act of 1940

      (f)     __   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                   1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

      (g)     __   Parent Holding Company, in accordance with Section
                   240.13d-1(b)(ii)(G) (Note:  See Item 7)

      (h)     __   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

      Not applicable.

ITEM 4.       OWNERSHIP.

      (a)     Amount Beneficially Owned.

              Robert A. Pemberton beneficially owns 2,676,463 shares of Common Stock. This includes 3,000 shares held by one of Mr. Pemberton's children and as to which he disclaims beneficial ownership. This also includes 186,400 shares held by the Pemberton Family Foundation, Inc., a not-for-profit organization exempt from tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and as to which Mr. Pemberton disclaims beneficial ownership.

      (b)     Percent of Class.

              Mr. Pemberton's 2,676,463 shares of Common Stock represent approximately 22.5% of the outstanding Common Stock of Software 2000, Inc. This percentage is calculated by dividing the number of shares beneficially owned by Mr. Pemberton by the 11,886,612 shares of Common Stock reported to be outstanding as of January 7, 1997 in the Software 2000, Inc. Proxy Statement.

      (c)     Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote:

                      2,487,063

              (ii)    shared power to vote or to direct the vote:

                      189,400

              (iii)   sole power to dispose or to direct the disposition of:

                      2,487,063


                                Page 4 of 6 pages
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              (iv)    shared power to dispose or to direct the disposition of:

                      189,400


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.


ITEM 10.      CERTIFICATION.

      Not applicable.

      Not filed pursuant to Rule 13d-1(b).



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1997                                 /s/ Robert A. Pemberton
                                                  ------------------------------
                                                  Robert A. Pemberton



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